UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           _________________________

                                SCHEDULE 13D
                               (Rule 13d-101)

                Under the Securities Exchange Act of 1934

           INTERNATIONAL   AIRLINE   SUPPORT   GROUP,   INC.

                              (Name of Issuer)

                COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                  458865201
                                (CUSIP Number)

                               Alexius Dyer, III
                         1954 Airport Road, Suite 200
                               Atlanta, GA 30341

                                (770) 455-7575
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:
                              Philip A. Theodore
                                King & Spalding
                          191 Peachtree Street, N.E.
                         Atlanta, Georgia  30303-1764
                                (404) 572-4676

                              JANUARY 13, 1999
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: <square>

NOTE:   Six copies  of  this Statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.


                          (Continued on following pages)

                                 Page 1 of 5 Pages

CUSIP No. 458865201                                         13D

1               NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Alexius A. Dyer, III
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) <square>
                                                                           (b) <checked-box>
3               SEC USE ONLY
4               SOURCE OF FUNDS
                     PF
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                           <square>
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
             NUMBER OF     7        SOLE VOTING POWER              157,156

              SHARES

           BENEFICIALLY

             OWNED BY

               EACH

             REPORTING

            PERSON WITH
                           8          SHARED VOTING POWER            -0-
                           9          SOLE DISPOSITIVE POWER       157,156
                          10          SHARED DISPOSITIVE POWER       -0-

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       157,156
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                                 <square>
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     6.12%
14              TYPE OF REPORTING PERSON
                     IN

                              Page 2 of 5 Pages

Item 1.  Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.001 per share (the "Common Stock"), of International Airline Support Group, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1954 Airport Road, Suite 200, Atlanta, Georgia 30341.


Item 2.  Identity and Background

         (a)-(c) This Schedule 13D is filed on behalf of Alexius Dyer, III, an individual (the "Reporting Person"). The Reporting Person's address is 1954 Airport Road, Suite 200, Atlanta, Georgia 30341. The Reporting Person's principal occupation is Chairman, Chief Executive Officer and President of the Issuer.

         (d)-(e) During   the   last   five   years,  the
Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  The Reporting Person is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds was the Reporting Person's personal funds in the amount of $210,163.


Item 4.  Purpose of Transaction

         The Reporting Person has acquired the shares of Common Stock for investment purposes only. The Reporting Person may acquire additional shares of Common Stock, dispose of all or some of such shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold such shares.

         The Reporting Person has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

         (a)-(b) The Reporting Person beneficially owns 157,156 shares of Common Stock, or approximately 6.12% of the shares of Common Stock outstanding. This percentage is based on 2,569,167 shares of Common

                                  Page 3 of 5 Pages

Stock outstanding as contained in the most recently available filing with the Securities and Exchange Commission by the Issuer. The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 157,156 shares of Common Stock.

         (c) The transactions in the shares of Common Stock that were effected during the past 60 days by the Reporting Person each involved the acquisition of the shares of Common Stock on the open market as follows:

DATE OF PURCHASE  AMOUNT OF SHARES   PRICE PER SHARE   PURCHASE PRICE
December 14, 1998       3,800          $3.625          $   13,775.00
December 15, 1998         300          $3.4375         $    1,031.25
December 21, 1998         600          $3.625          $    2,175.00
January 4,   1999       4,000          $4.78125        $   19,125.00
January 13,  1999      40,551          $3.00           $  121,653.00
January 13,  1999      15,820          $3.3125         $   52,403.75

    The Reporting Person became the beneficial owner of more than five percent of the outstanding Common Stock on January 13, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    The Reporting Person has no contracts, arrangements, understandings or relations (legal or otherwise) with any person with respect to the Common stock.

Item 7.  Material to be filed as Exhibits

    None.

                              Page 4 of 5 Pages

                             SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 1999


                               /S/ ALEXIUS DYER, III
                               ---------------------
                               Alexius Dyer, III


                                Page 5 of 5 Pages